Filed Pursuant to Rule 253(g)(1)
File No. 024-10686

OFFERING CIRCULAR

 CNote Notes

MAXIMUM OFFERING: $50,000,000

CNote Group, Inc., a Delaware corporation (CNote, the Company, us or we), operates an online platform that allows investors to buy the Company’s CNote Notes as described below. In turn, we use investors’ capital to provide loans to CDFIs, which, as used in this offering statement, means organizations certified by the U.S. Department of the Treasury’s CDFI Fund as Community Development Financial Institutions. CDFIs directly provide loans to under-served population segments, such as women- and minority-owned businesses. Our CNote Notes pay interest at a current rate of 2.5% per annum, compounded monthly, fixed for the duration of the notes. Management may change the interest rate from time-to-time, in a range from 2.5% to 3.5% per annum. However, any change in interest rates will only apply to CNote Notes issued on or after such increase and do not apply to CNote Notes issued prior to any such change. Interest rate changes are at the sole discretion of CNote. An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

The Company intends to use the proceeds of this offering exclusively to fund loans to CDFIs. However, management retains discretion to use proceeds for other purposes, including the expenses of this offering, operating expenses, or other corporate expenses.

CNote will offer and sell, on a continuous basis, its CNote Notes (or the securities) described in this offering circular.  The CNote Notes will: be issued in periodic closings once minimum investments are committed to the Company; represent full and unconditional obligations of the Company; require a minimum investment per investor of $1.00; have a 30-month term; not be transferable to a third party without our express permission; and will bear the specified interest rate, which may be increased if the investor makes successful referrals as outlined in Section 2(b) of Exhibit 3.1. This offering circular describes the general terms that apply to the CNote Notes and the manner in which they may be offered and follows the Form 1-A disclosure format.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to our CDFI partners and other cash available to the Company. With available funds, CNote pays interest on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

For more information on the CNote Notes being offered, please see the section entitled “Securities Being Offered” beginning on page 38 of this offering circular.  The aggregate initial offering price of the CNote Notes will not exceed $50,000,000 in any 12-month period.

We intend to offer the CNote Notes in $0.01 increments, with a minimum investment per investor of $1.00, on a continuous basis directly through our CNote website located at https://mycnote.com. At the present time, we do not anticipate using any underwriters to offer our securities. We may partner with registered investment advisers or broker-dealers, who may offer CNote Notes on their platforms.

We were incorporated in Delaware in April 2016, and our principal address is 2323 Broadway, Oakland, CA 94612.  Our phone number is (424) 262-6883.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment.  Please read the section entitled “Risk Factors” beginning on page 9 of this offering circular about the risks you should consider before investing.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.  Information contained in this Preliminary Offering Circular is subject to completion or amendment.  These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified.  This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

	Price to the Public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other person	Total number of securities issued	Total proceeds to the issuer
CNote Notes (prices per CNote)	$0.01	$0	$0.01	$0	5,000,000,000	$50,000,000.00
The approximate date of the proposed sale to the public will be within two calendar days from the date on which the offering is qualified and on a continuous basis.

IMPORTANT NOTICES TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.  THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The date of this offering circular is August 29, 2017.

i

TABLE OF CONTENTS

IMPORTANT NOTICES TO INVESTORS	i
OFFERING CIRCULAR SUMMARY	1
RISK FACTORS	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
ABOUT THE PLATFORM	18
DESCRIPTION OF PROPERTY	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
MANAGEMENT	31
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	33
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	33
THE CNOTE PLATFORM	34
SECURITIES BEING OFFERED	38
PLAN OF DISTRIBUTION	39
LEGAL MATTERS	40
EXPERTS	40
FINANCIAL STATEMENTS AND NOTES TO FINANCIALS	F-1

OFFERING CIRCULAR SUMMARY

This summary highlights information contained in this offering circular and does not contain all of the information that you should consider in making your investment decision.  Before investing in our securities, you should carefully read this entire offering circular, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” beginning on page 9 of this offering circular and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 27 of this offering circular.  We commenced operations in April 2016 and our fiscal year ends December 31 so we do not yet have full-year financial statements.  The financial information provided in this offering circular is for the period from inception (April 22, 2016) through December 31, 2016. On the basis of that time period, our auditors opined that certain conditions including expected future losses have raised doubt about the Company’s ability to continue as a going concern.

Unless the context otherwise requires, we use the terms “CNote,” “Company,” “we,” “us” and “our” in this offering circular to refer to CNote Group, Inc.

Who We Are

We are a recently-formed company operating an online investment platform. We use the majority of investors’ capital to provide loans to Community Development Financial Institutions (CDFIs), which organizations are approved by the CDFI Fund and which, in turn, directly provide loans to under-served population segments, such as women- and minority-owned businesses. As of August 22, 2017, we have made loans to CDFIs, who we refer to as our "CDFI partners," in the aggregate principal amount of $2,301,928.15 and have received a total of approximately $176,000 in payments. CDFIs have been in existence for over 20 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. Over the last two decades, CDFIs have grown to become an approximately $100 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to grow faster than available traditional sources of funding, leading many CDFIs to seek new sources of diversified capital.

CNote aims to provide a new source of capital to CDFIs  – namely, capital raised from individual investors via our online platform. Our CNote Notes pay interest at a current rate of 2.5% per annum, compounded monthly, fixed for the duration of the notes. Management may change the interest rate from time-to-time, in a range from 2.5% to 3.5% per annum. However, any change in interest rates will only apply to CNote Notes issued on or after such increase and do not apply to CNote Notes issued prior to any such change. Interest rate changes are at the sole discretion of CNote. An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

The Company intends to use the proceeds of this offering exclusively to fund loans to CDFIs. However, management retains discretion to use proceeds for other purposes, including the expenses of this offering, operating expenses, or other corporate expenses.

CDFI Overview

In order to receive certification by the U.S. Department of the Treasury, CDFIs, which are typically non-profit community lenders, must demonstrate a strong commitment to financial performance and community impact.  Based on a 2014 report by the Opportunity Finance Network (OFN), the national association for CDFIs, we estimate that funding from CDFIs have created over 1,000,000 jobs in the United States since their beginnings, and as of January 2016, the U.S. Department of the Treasury’s CDFI Fund (CDFI Fund) reported that CDFIs have assets totaling over $100 billion, including loans to borrowers such as schools, community centers, affordable housing and minority and women-owned businesses.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from individual investors, and of that amount, the bulk comes from accredited investors. In view of these dynamics, and the shortfall of over $600 million facing the CDFI industry as a whole, CNote believes there is an opportunity for individual investors to support these community lenders. By investing in CNote Notes, investors will help support the CDFIs’ mission to provide responsible capital to a variety of borrowers, promoting community development and social impact.

Our Solution

CNote has created a technology-driven platform that allows the Company to aggregate investor capital to make loans to CDFIs.  As of August 22, 2017, we have partnered with two CDFI partners. In addition, we are in discussions with two additional potential CDFI partners regarding possible partnerships. Before we partner with a potential CDFI partner, we conduct diligence and review its organizational structure and financial stability, historic track record, leadership and community impact.

Our website allows investors to commit to purchase CNote Notes upon completion of the registration process. We issue CNote Notes in a series of Closings, which occur within 24 hours or as soon as reasonably practicable, with no discretion to extend or delay, after the Company has obtained commitments from investors to purchase an aggregate of at least $100,000 (the “Closing Threshold”) in principal of CNote Notes. If the Company desires to change the Closing Threshold, it will file a request with the Commission through a post-effective amendment of the offering statement to which this offering circular forms a part. We refer to date on which a Closing occurs as the “Closing Date.” Once an investor completes the registration process and commits to purchase CNote Notes, an investor is deemed to have committed to invest at the next Closing. Until a Closing Threshold is reached, an investor may modify the amount such investor will invest by changing the amount of CNote Notes the investor elects to purchase. Once the Closing Threshold is reached, investors receive notice that the Closing Threshold has been reached and a Closing will occur within the next 24 hours. On the Closing Date, funds will be drawn from the investor’s bank account into the investor’s CNote account, and the investor will be issued CNote Notes. Interest begins accruing from six business days following the investor’s Closing Date.

Periodically, depending on the availability of, and demand for, capital, we use the aggregated investor capital to make loans to our CDFI partners. We pass along part of the interest we earn from these loans to the CNote Note investors, who may choose whether to receive interest on their investments each month, or to have this interest compounded on a monthly basis. An investor electing to have interest compounded on a monthly basis may receive that interest upon making early withdrawals pursuant to the terms described below under “—The Offering—Investor Withdrawals” or else at maturity of the CNote Notes. An investor who refers at least three new investors who each purchase at least $1,000 in principal of CNote Notes will also receive an additional, one-time, 0.25% per annum increase in interest on his or her then outstanding principal amount of CNote Notes, applied on a prospective basis.  These, and other terms applicable to the CNote Notes, are set forth on the promissory notes, available on our website and as Exhibit 3.1 to the registration statement for this offering.

The loans we make are used by our CDFI partners, along with their other sources of financing, to lend to a variety of small businesses and other borrowers the partners have underwritten and backed. Our CDFI partners lend primarily to segments traditionally under-served by major financial institutions. Currently, the majority of the loans made by our CDFI partners go to minority- and women-owned businesses. We plan to expand our operations to partner with lenders that make loans to support schools and affordable housing. Although CNote is not involved in our CDFI partners’ vetting procedures, we monitor our CDFI partners’ lending activities, including any required reports to the U.S. Department of the Treasury on the borrowers to which they extend loans.

Currently, CNote’s loans to CDFI partners have two layers of support.  Firstly, CNote works with CDFI partners whose loan products are affiliated with, or participate in, federal and state programs, including the Small Business Administration Community Advantage program. These programs are designed for new and existing businesses that need loans under $250,000. Secondly, the loans CNote makes to the CDFI partners are full recourse loans, which helps ensure their repayment.

CNote Notes allow investors to make quarterly withdrawals of up to 10% of the investor’s principal and accrued interest, and a balloon payment at 30 months, subject to available funds from loans to CDFI partners and other cash available to the Company. Management retains discretion to allow additional liquidity beyond the quarterly 10% cap, subject to available funds. Although CNote intends to use all of the proceeds of this offering to make loans to CDFI partners, management retains discretion to use funds for additional purposes, including operating and general corporate expenses.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to CDFI partners and other cash available to the Company. With available funds, CNote pays interest on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

CNote aims to address two important, current issues:

1)
CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large year over year gap in funding, estimated at over $600 million in a 2014 CDFI Fund report. The OFN predicts that loans made by CDFIs will continue to experience a 15% year-over-year growth rate.

2)
At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Center for Talent Innovation and the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that align with their values.

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of CDFI partners. In the course of partnering with CDFI partners, CNote conducts three levels of diligence on every potential CDFI partner, including the following:

1)
AERIS Rating Review and/or OFN Review - AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. CNote is also working with OFN, the national association for CDFIs, to assess potential CDFI partners. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

2)
CNote Review - CNote conducts its own assessment of each potential CDFI partner’s historical financial performance and social impact. This process includes a review of financial statements and current investor diligence package prepared by the CDFI partner, interviews with the leadership team and board members of potential CDFI partners.

3)
Third-Party Review – CNote will engage a third-party social finance committee, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI partner, to provide tertiary, third-party assessments of potential CDFI partners, including geo-specific and product-specific risks to be identified.

The overall due diligence process typically takes at least four to six weeks to complete.

CNote Platform

We currently operate an online platform, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are general obligations of the Company, regardless of payments received from any specific CDFI partner.  CNote will provide investors information on  CDFI partners we have partnered with in the past and details on the types of projects they fund and their social impact, which may include stories from prior specific borrowers. However, we will not be directly connecting investors to CDFI partners or to their borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●          Available Online Directly from Us.   You must purchase CNote Notes directly from us through our platform.

●          No Purchase Fees Charged.   We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●          Invest as Little as $1.   You will be able to build ownership over time in by making purchases as low as $1.

●          Flexible, Secure Payment Options.   You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform or by a wire transfer.

●          Manage Your Portfolio Online.   You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports. Once you are registered, you may also make additional investments in CNote Notes, or withdrawals from your account, by logging into your existing account, visiting the Account Overview page, and either electing to increase the amount you have invested by purchasing additional CNote Notes, or electing to withdraw from your existing balance.

Proceeds from the CNote Notes in this offering will be used to make loans to CDFI partners. However, CNote Notes are not dependent upon any particular loan and remain at all times the general obligations of CNote. Funds from the CNote Notes contemplated in this offering may be aggregated with funds from our disbursement account along with other funds from institutional and accredited investors to collectively fund the loans to CDFI partners.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors with insight into the social objectives and impact of our CDFI partners, CNote will provide information and stories on historical loans made and projects funded, and may also provide metrics such as percentage of businesses supported by our CDFI partners that are, for example, women-owned. These stories and metrics are for informational purposes only, and we do not make any representations about, or solicit contributions to, a particular loan to a particular CDFI partner. The Company does not provide information about current investment opportunities and investors do not have the ability to direct their investments in CNote Notes to a particular CDFI partner, or to a particular borrower. Past performance is not indicative of future results.

Strategic Partnerships

We attract CDFI partners as well as investors from our outreach efforts, and through strategic partnerships.  From time to time, we have pursued strategic partnerships to enhance the visibility of our platform and services, and to encourage investment through referrals. These efforts include engagement with membership organizations, corporate entities, and others who refer potential members to us. At present, we also have ongoing relationships with a leading financial technology company and an established Donor Advised Fund. Potential investors who learn about CNote through these and other avenues must register on our website to make investments in CNote Notes. Current and future partnerships may not require an investor to complete the entire registration and investment process on our website, but any such partnered platforms would be registered investment advisers or broker-dealers. Similarly, our partners’ APIs may allow prospective investors to accelerate the registration process by pre-populating basic biographic information.

Competitive Strengths

We believe we benefit from the following competitive strengths compared to other investment alternatives:

·          We are part of a fast growing impact investment industry. Both U.S. Trust and the Global Impact Investing Network estimate the impact investment industry to be worth over $77 billion in the United States, which has continued to grow each year. Currently available impact investment products are subject to two central limitations:

1)         They are reserved for accredited investors only. Over 90% of all impact investment products are offered solely to accredited investors. This is despite evidence that has identified strong interest – including approximately 88% of women and 85% of millennials surveyed – would prefer their investments to align with their values.

2)         The majority of available impact options do not offer a competitive return. As a result, would-be investors are required to evaluate the trade-off between earning an acceptable return and making a positive social impact.

·          We offer competitive returns to investors seeking a medium-term savings alternative. Currently, there are few options available to investors seeking to save for their personal goals, such as a down-payment on a home, a car or a wedding, that would provide competitive returns on invested savings over a medium-term (3 to 5 year) period. CNote aims to attract these investors by  offering higher returns – currently 2.5% per annum – as compared to other investment products.

·          We have an advisory board of focused industry leaders.  Our advisory board members have extensive and diverse experience in a variety of fields, including CDFIs, financial technology, and entrepreneurship. We hope to leverage their insight and relationships to hone and develop our products and strategies.

Strategy

We will pursue the following strategies:

Continue to attract top talent.    To grow our business, we need to attract experienced professionals in technology, credit and risk assessment, marketing, and finance to implement exceptional risk assessment and management tools in our underwriting process. We plan to supplement key roles as we ramp up our operations by using consultants and advisers.

Conduct due diligence, and routinely monitor CDFI partners.  CNote’s management team takes a hands-on approach to ensuring that the quality of CDFI partners and their borrowers remains consistent. We have developed a three-part diligence process, which we use to evaluate potential CDFI partners with the goal of partnering with innovative and financially strong CDFIs across the country.

Additionally, once we have made loans to CDFI partners, we ensure that they do not lower their standards. We monitor our CDFI partners by employing a monthly “loan strength” assessment, which helps ensure that our CDFI partners are still meeting the same standards they previously employed. Similarly, to ensure that our CDFI partners continue to invest in quality products pre-approved by CNote and maintain strong financial health, we evaluate our CDFI partners’ portfolios on at least a quarterly basis before we obligate any additional loans to the CDFI partners.

Scale our business to become a national leader in our sector.   We are focused on growing our national footprint and are testing advertising and marketing efforts in multiple channels.  Increased awareness of our products and services will enable us to scale our lending capacity and attract both new investors and potential CDFI partners to our platform.

Expand product offerings.   Over time, we plan to expand our offerings by introducing new products. We may fund the expansion of our product offerings in part from the proceeds we receive from this offering.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 9.  These risks include, but are not limited to the following:

●          We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●          We have a history of operating losses and may not achieve consistent profitability in the future.

●          We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment.

●          Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market.

●          CDFIs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CDFIs or rollback of supportive policies.

●          We depend on third party service providers for essential functions of our operations, including our payment processing, and the loss of any of these service providers or any disruption in their provided services could materially affect our operations.

●          We currently make loans to two CDFI partners and though we intend to add additional CDFI partners, we may not be able to increase the number and total volume of loans or other products we extend to CDFI partners.

●          Holders of CNote Notes are exposed to the credit risk of the Company.

●          There is no public market for CNote Notes and none is expected to develop, and investors should be prepared to hold their CNote Notes through the term of their maturity.

Recent Developments

CNote is working on two large scale partnerships we plan to expand more broadly in 2017. These include:

·          Partnership with leading financial technology company. This partnership will put CNote in front of individuals who are filing their taxes. When this company’s users are presented with an opportunity to invest their tax refunds, CNote will be one of the three options available to the users. Since users will have a choice of depositing their tax returns into a bank account, investing in CNote Notes, or an IRA, we believe that this partnership will bring us increased visibility and will expand our investor base. In order to invest in CNote Notes, users of the financial technology company’s platform will need to register on our website and once there, may invest their tax refunds in CNote Notes. In exchange for providing information on CNote Notes, the financial technology company or an affiliate that is a registered broker-dealer will receive a fee for every new user lead who purchases CNote Notes.

·          Partnership with established Donor Advised Fund. CNote is working with an established Donor Advised Fund to offer CNote as an investment option for their donors. Once accounts are created, interested clients of the Donor Advised Fund will be able to purchase CNote Notes. The Donor Advised Fund will create accounts for these clients, acting on their behalf as a fiduciary. CNote believes this partnership is a key entry point into the $70 billion Donor Advised Fund market.

Our Company

We were incorporated in Delaware in April 2016 and began operations in April 2016.  Our principal address is 2323 Broadway, Oakland, CA 94612.  Our phone number is (424) 262-6683. Our website is https://mycnote.com.  Except for this offering circular and our other public filings with the SEC pursuant to the requirements of SEC Regulation A, information found on, or accessible through, our website is not a part of, and is not incorporated into, this offering circular, and you should not consider it part of this offering circular.  For more information, please see our filings on www.sec.gov.

The Offering

Securities offered by us	CNote Notes

CNote Notes
The CNote Notes will:

●         require a minimum investment per investor of $1.00;
●         represent a full and unconditional obligation of the Company;
●         be issued on a periodic basis once the closing threshold is committed, on the date designated as a Closing Date, with CNote having no discretion to change the Closing Threshold absent requalification by the Commission of the offering statement of which this offering circular forms a part;
●         beginning on the sixth business day after issuance, bear interest ranging from 2.5% to 3.5% per annum, compounded monthly and payable at maturity, unless the investor elects to receive interest on a monthly basis;
●         have interest rates fixed at purchase for the duration of the note. The interest rate with respect to any series of CNote Notes will be disclosed to investors prior to purchase. Subsequent increases in interest rates do not apply to existing CNote Notes;
●         upon the referral of three individuals to CNote, within 12 months after the effective date of any series of CNote Notes, who are not currently lenders on the CNote platform, the interest rate shall be, on a prospective basis, the initial rate plus 0.25% per annum provided that these individuals open and fund CNote accounts with at least $1,000 each
●         permit an investor to withdraw up to 10% of the investor’s principal, and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice. See "Investor Withdrawals" below;
●         have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company;
●         not be payment dependent on any underlying CDFI loan or loans issued on our online investment platform; and
●         not be transferrable to a third party without our express permission.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to our CDFI partners and other cash available to the Company. Thus, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent

Principal amount of CNote Notes	We will not issue securities hereby having gross proceeds in excess of $50 million during any 12-month period. The securities we offer hereby will be offered on a continuous basis.

Regulation A Tier	Tier 2

CNote Notes Purchasers
Accredited investors pursuant to Rule 501 and non-accredited investors.  Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth.  Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Securities outstanding prior to this offering (as of August 24, 2017)
●         6,000,000 shares of common stock;
●         $2,301,928.15 aggregate principal amount of investor promissory notes; and
●         $755,000 aggregate amount sold of contingent rights to future equity pursuant to Simple Agreements for Future Equity.

Manner of offering	See section titled “Plan of Distribution” beginning on page 39.

How to invest
Visit https://mycnote.com and click the “Get Started” link at the top or center of the home page to register and create an account. In some cases, APIs used by our partners may allow you to accelerate the application process by pre-populating basic biographical information.

Investor Withdrawals
Each quarter, investors may elect to withdraw up to 10% of their principal and accrued, but unpaid, interest, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company. Management retains discretion to allow additional withdrawals, subject to available funds. Investors should nevertheless be able and prepared to hold their CNote Notes for the full length of their terms.

Use of proceeds
If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $50,000,000. Our offering expenses, which we estimate at approximately $200,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to use the proceeds from this offering to fund loans to CDFI partners, although management retains discretion to use the proceeds for other purposes including general corporate expenses. See “Use of Proceeds” on page 18 of this offering statement.

Risk factors	See the section titled “Risk Factors” beginning on page 9 of this offering statement for a discussion of factors that you should read and consider before investing in our Securities.

RISK FACTORS

Investing in our CNote Notes is speculative and involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this offering circular. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Industry

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to CDFI partners were not originated in accordance with all applicable laws, we may be obligated to repurchase any portion of the loan we had sold to a third party. We may not have adequate resources to make such repurchases.

Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause our customers’ default rates to increase, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, the political climate, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes. The small business borrowers our CDFI partners serve may be more sensitive to these macroeconomic factors.

Domestic policy decisions could affect the economic or legal situations of CDFIs, and their small business borrowers. For instance, the national CDFI Fund, which provides funding and support dollars to CDFIs, may be reduced or eliminated. Similarly, regulations promulgated under the Community Reinvestment Act, if altered or repealed, could materially affect CDFIs, and their access to capital.  Losing access to state or federal funding could make it more likely that CDFI partners would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who, as small businesses, may be more sensitive to macroeconomic factors.

Other industry players may begin or increase lending to CDFIs.

Although we believe our online investment platform presents a new opportunity for CDFIs to access capital from individual investors, others are not precluded from entering, and competing in, this arena. We face potential competition from a variety of sources, including newly-formed companies or existing lenders. Competition in the financial technology sector is intense, and we may be unable to compete against other players in the financial technology sector (such as Lending Club, Funding Circle, and OnDeck Capital), small business divisions of commercial banks (such as Capital One and Wells Fargo), and community banks and credit unions. Our competitors, especially banks, have substantially more resources than we do and spend millions of dollars on marketing. If we are unable to attract partners, or repeat partners, our results of operations will be adversely affected.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the value, or the perceived market value, of our stock after any offering may adversely affect our ability to attract or retain highly skilled technical, financial, marketing, or other personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Risks Related to Our Company

We are an early-stage startup with a history of net losses, and we may never become profitable.

In our fiscal year ended December 31, 2016, we had only minimal revenue. We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations.

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other products we extend to our partners;

●	increase the number and size of partners to whom we extend loans;

●	improve the terms on which we lend to our customers as our business becomes more efficient;

●	increase the effectiveness of our business to business marketing and lead generation through referral sources;

●	successfully develop and deploy new products;

●	favorably compete with other companies that are currently in, or may in the future enter, the business of access to CDFI investment opportunities;

●	successfully navigate economic conditions and fluctuations in the credit market;

●	effectively manage the growth of our business; and

●	successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal responsibility and performance of our CDFI partners do not adequately identify potential risks, the risk profile of such customers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

Our allowance for loan losses will be determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We have established a loan loss reserve of approximately 3% of our assets under management, which, may not be adequate to address losses should a CDFI partner, irrespective of their full resource obligation, be unable to pay back an investor’s principal and or interest per the agreement.

We are responsible to pay on CNote Notes, regardless of loan losses. As a result, we face the risk that, if our CDFI partners fail to repay their loans in full, any such failure could lead us to incur losses directly, as well as indirectly in that investors on our loan platform might be less willing to continue investing in our loans. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to different regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition, and results of operations.

We depend on our reputation to attract both CDFI partners and individual investors.

We depend heavily on our relationships and our reputation to attract CDFI partners, many of whom we reach either through our association with OFN or by word of mouth. If for any reason our reputation suffers, we may face difficulties attracting CDFI partners, which could in turn affect our ability to make loans and return capital to investors.

If our reputation suffers, we will also face difficulty in attracting additional individual investors. Additionally, to the extent that individual investors may view our products as similar to, or interchangeable with, other alternative investment platforms or marketplace lenders (such as Lending Club, Funding Circle or OnDeck Capital), we may struggle to attract individual investors.

At this stage, many of our loans will be unsecured obligations of our partners.

At this stage, many of our loans to our CDFI partners are unsecured obligations. This means that, for those loans, we will not be able to foreclose on any assets of our partners in the event that they default. This may limit our recourse in the event of a default. If our CDFI partners are unable to realize collateral on their loans that default, their ability to repay CNote, and consequently our ability to repay the CNote Notes, may be adversely impacted.

We rely on capital to grow our business.

As our business scales and loan volume increases, we will require increasing amounts of capital to build our operations. We have to carefully manage capital as we are not yet profitable. As our business grows, we will require increasing levels of new capital to fund our operational needs. This need for capital will require us to find additional investors. Our inability to attract sufficient capital at all or on favorable terms will impact our ability to grow and remain in business.

We currently rely on existing CDFIs to identify, underwrite and service quality borrowers in their respective under-served segments.

Although we conduct due diligence on potential CDFI partners, and continue to monitor their operations once we make loans to these CDFI partners, we are nevertheless dependent on our CDFI partners’ ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. Though the loans we make to CDFI partners are full recourse to us, and while it has historically rarely happened, it is possible that CDFI partners could become insolvent, shut down, or otherwise cease their operations. In these events, our ability to collect on our CDFI partners’ loans, and in turn to pay our CNote Note investors, could be compromised.

We rely on both individual investors and institutional investors to invest in our CNote Notes.

We operate in a demand-driven business, thus our inability to describe potential investments in CNote Notes as a low-risk and attractive investment vehicle is a potential risk.

We rely on investors, both individual and institutional, to fund the loans on our platform. If our investors were to significantly curtail investing, lose interest in our investment options, not engage our website often enough to continue investing, or redeploy cash to other purposes, our results could suffer.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that lend to CDFIs. These companies include traditional banks, foundations and religious institutions. Many of these offer greater ability to be flexible with cost of capital than CNote.  They are also able to deploy a great amount at one time whereas CNote is dependent on its investors’ contributions any given month.

We face potential competition from future platforms issuing CDFI and similar notes and, if we do not compete effectively, our operating results could be harmed.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities.

Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. Those competitive pressures could also result in us reducing the cost of capital or being more flexible on the terms we provide to our CDFI partners. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

CNote Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the CNote Notes, you will have an unsecured claim against us. CNote Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior secured creditors to the extent of the value of their security interests. Holders of CNote Notes would be ranked equally with other unsecured creditors of the Company and payments, if any, would be made pro rata with all such other unsecured creditors of the Company before any class of equity holder but after all senior secured creditors.

In the event the Company would not have enough capital available to support the repayment of outstanding CNote Notes, all outstanding CNote Notes will be general unsecured obligations of the Company and would rank equally in priority with other unsecured creditors, including holders of Simple Agreements for Future Equity or “SAFEs” that have not been converted into equity. The Company’s equity holders, including the holders of equity issued upon conversion of SAFEs, would be subordinated in priority to the repayment of the unsecured creditors, including the holders of CNote Notes. Moreover, in the event of a change of control, holders of SAFEs may elect to be immediately repaid their investment, which may be before holders of CNote Notes are repaid. See below, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Equity and Debt Financing.”

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from investors and potential investors. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

We rely on third-party service providers to deliver our services. Any disruption in services from these service providers, including any disruption of service at their data centers, could interrupt or delay our ability to deliver our service to our investors and CDFI partners.

We currently use third-party service providers such as Dwolla to handle many components of our operations. These service providers may themselves rely on third-party data center hosting facilities. The continuous availability of our service depends on the operations of these service providers, on data facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new service providers and services. Even with current disaster recovery arrangements, our business could be harmed.

Design and mechanical errors or failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our future insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We are reliant on the efforts of our management team.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees.

All of our employees are at-will and can leave us at any time.

Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

We have a small number of employees, each of whom is important to our success.

We have only three full-time employees. Each of them plays a significant role in our success. Our team covers the following functional duties: engineering and programming, sales and marketing, finance and credit, legal and regulatory, and administration and operations. The loss of any of our employees could have a material adverse impact on our operations. Additionally, because each employee plays such a critical role in a company of this size, any instances of human error or exercises of poor business judgment could negatively impact our company.

Events beyond our control could affect our operations.

Events beyond our control may damage our ability to provide quality CNote Notes to interested borrowers given less quality loans being made or repaid from our CDFI partners. In addition, catastrophic events may negatively affect customers’ demand for loans from our CDFI partners. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses, and telecommunications failures. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our operations facility.

As we rely heavily on our servers, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, such disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations, and financial condition.

We do not currently have a backup, outside servicing firm to service partner payments.

We currently service all of our loans and although we are negotiating a contract with a potential partner, do not have a backup outside servicer at this time. Loan servicing is an increasingly regulated industry, with various federal and state laws governing the collection of consumer and small business loans, and none of our employees currently devote all of their time to our loans as their time is divided among many responsibilities. Although we are in the process of evaluating potential options, we currently do not have a ready backup servicer in the event that we are suspended from servicing, or are suddenly unable to service our loans.

Our failure to comply with applicable regulations, or our inability to service loans, would adversely affect our operations.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. Because the new rules implementing Title IV of the Jumpstart Our Business Startups Act of 2012 took effect in June 2015, we have no experience complying with the new provisions of Regulation A or making the public filings required by the rule. Besides qualifying this Form 1-A, we must file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, our activities may be restricted, and this offering may be invalidated.

We do not believe that at any time we will be deemed to be an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) as we do not intend on trading or selling securities and thus believe we are exempt pursuant to Section 3(b)(1) of the 1940 Act.  However, if at any time we are deemed an “investment company” we may be subject to certain restrictions on our operations and the issuance of CNote Notes, and may have imposed upon us certain burdensome requirements, including registration as an investment company, adoption of a specific form of corporate structure, and reporting, recordkeeping, voting, proxy, compliance policies and procedures, as well as additional disclosure requirements. Additionally, as Regulation A is not available to companies that are investment companies registered under, or required to be registered under, the 1940 Act, in the event that we were deemed to be an investment company, the offering, and the CNote Notes sold pursuant to this offering, may be invalidated.

Risks Related to CNote Notes

Holders of CNote Notes are exposed to the credit risk of the Company.

CNote Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the CNote Notes, you will have an unsecured claim against us. CNote Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior secured creditors to the extent of the value of their security interests.  Holders of CNote Notes would be ranked equally with other unsecured creditors of the Company and payments, if any, would be made pro rata with all such other unsecured creditors of the Company before any class of equity holder but after all senior secured creditors.

In the event the Company would not have enough capital available to support the repayment of outstanding CNote Notes, all outstanding CNote Notes will be general unsecured obligations of the Company and would rank equally in priority with other unsecured creditors, including holders of Simple Agreements for Future Equity or “SAFEs” that have not been converted into equity. The Company’s equity holders, including the holders of equity issued upon conversion of SAFEs, would be subordinated in priority to the repayment of the unsecured creditors, including the holders of CNote Notes. Moreover, in the event of a change of control, holders of SAFEs may elect to be immediately repaid their investment, which may be before holders of CNote Notes are repaid. See below, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Equity and Debt Financing.”

Holders of CNote Notes are exposed to the credit risk of our CDFI partners.

We extend loans to our CDFI partners, which in turn make loans to under-served populations. Although our operations seek to diversify exposure by investing in a variety of CDFI partners, if our CDFI partners are unable to collect on their loans and are unable to make payments required by the terms of our loans to them, we may be unable to make payments required by the terms of the CNote Notes. As described above, you would then have an unsecured claim against us.

We currently have a limited number of CDFI partners.

We currently have partnered with two CDFI partners. In addition, we are in discussions with two additional potential CDFI partners about possible partnerships. Thus, our investors capital is concentrated in a limited number of partners. We will not be able to diversify the risks for holders of CNote Notes until we have a greater number of CDFI partners.

There has been no public market for CNote Notes, and none is expected to develop.

CNote Notes are newly issued securities. Although under Regulation A the securities are not restricted, CNote Notes are currently not liquid securities. No public market has developed nor is expected to develop for CNote Notes, and we do not intend to list CNote Notes on a national securities exchange or interdealer quotational system. You should be prepared to hold your CNote Notes through their maturity dates as CNote Notes currently are not liquid investments, nor do we anticipate that they will be a liquid investment at any time in the foreseeable future.

Our Terms of Use require holders of CNote Notes to submit any disputes to binding arbitration.

Our Terms of Use provide that any dispute arising under the CNote Notes must be submitted to binding arbitration. As a result, you may not be able to pursue litigation for any such disputes in state or federal courts against us or our directors or officers, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us.  The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”  Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities.  Forward-looking statements include all statements that are not historical facts.  In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.  Those risks include those described in “Risk Factors” and elsewhere in this offering circular.  Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular.  Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular.  You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made.  Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.  All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $50,000,000. Our offering expenses, which we estimate at approximately $200,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to maximize the  portion of the proceeds from this offering to fund loans to CDFIs, but our management will retain sole discretion to use funds raised from this offering for other purposes, including general corporate expenses.  See “Risk Factors — Risks Related to Our Company.”

ABOUT THE PLATFORM

Who We Are

We are a recently-formed company operating an online investment platform. We use the majority of investors’ capital to provide loans to Community Development Financial Institutions (CDFIs), which organizations are approved by the CDFI Fund, and which, in turn, directly provide loans to under-served population segments, such as women- and minority-owned businesses. As of August 22, 2017, we have made loans to CDFIs in the aggregate principal amount of $2,301,928.15 and have received a total of approximately $176,000 in payments. CDFIs have been in existence for over 20 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. Over the last two decades, CDFIs have grown to become an approximately $100 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to grow faster than available traditional sources of funding, leading many CDFIs to seek new sources of diversified capital.

CNote aims to provide a new source of capital to CDFIs – namely, capital raised from individual investors via our online platform. Our CNote Notes pay interest at a current rate of 2.5% per annum, compounded monthly, fixed for the duration of the notes. Management may change the interest rate from time-to-time, in a range from 2.5% to 3.5% per annum. However, any change in interest rates will only apply to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to any such change. Interest rate changes are at the sole discretion of CNote. An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

The Company intends to use the proceeds of this offering exclusively to fund loans to CDFIs. However, management retains discretion to use proceeds for other purposes, including the expenses of this offering, operating expenses, or other corporate expenses.

CDFI Overview

In order to receive certification by the U.S. Department of the Treasury, CDFIs, which are typically non-profit community lenders, must demonstrate a strong commitment to financial performance and community impact.  Based on a 2014 report by the Opportunity Finance Network (OFN), the national association for CDFIs, we estimate that funding from CDFIs have created over 1,000,000 jobs in the United States since their beginnings, and as of January 2016, the U.S. Department of the Treasury’s CDFI Fund (CDFI Fund) reported that CDFIs have assets totaling over $100 billion, including loans to borrowers such as schools, community centers, affordable housing and minority and women-owned businesses.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from individual investors, and of that amount, the bulk comes from accredited investors. In view of these dynamics, and the shortfall of over $600 million facing the CDFI industry as a whole, CNote believes there is an opportunity for individual investors to support these community lenders. By investing in CNote Notes, investors will help support the CDFIs’ mission to provide responsible capital to a variety of borrowers, promoting community development and social impact.

Our Solution

CNote has created a technology-driven platform that allows the Company to aggregate investor capital to make loans to CDFIs.  As of August 22, 2017, we have partnered with two CDFI partners. In addition, we are in discussions with two additional potential CDFI partners regarding possible partnerships. Before we partner with a potential CDFI partner, we conduct diligence and review its organizational structure and financial stability, historic track record, leadership and community impact.

Our website allows investors to commit to purchase CNote Notes upon completion of the registration process. We issue CNote Notes in a series of Closings, which occur within 24 hours or as soon as reasonably practicable, with no discretion to extend or delay, after the Company has obtained commitments from investors to purchase an aggregate of at least $100,000 (the “Closing Threshold”) in principal of CNote Notes. If the Company desires to change the Closing Threshold, it will file a request with the SEC through post-effective amendment. We refer to date on which a Closing occurs as the “Closing Date.” Once an investor completes the registration process and commits to purchase CNote Notes, an investor is deemed to have committed to invest at the next Closing. Until a Closing Threshold is reached, an investor may modify the amount such investor will invest by changing the amount of CNote Notes the investor elects to purchase. Once the Closing Threshold is reached, investors receive notice that the Closing Threshold has been reached and a Closing will occur within the next 24 hours. On the Closing Date, funds will be drawn from the investor’s bank account into the investor’s CNote account, and the investor will be issued CNote Notes. Interest begins accruing from six business days following the investor’s Closing Date.

Periodically, depending on the availability of, and demand for, capital, we use the aggregated investor capital to make loans to our CDFI partners. We pass along part of the interest we earn from these loans to the CNote Note investors, who may choose whether to receive interest on their investments each month, or to have this interest compounded on a monthly basis. An investor electing to have interest compounded on a monthly basis may receive that interest upon making early withdrawals pursuant to the terms described below under “—The Offering—Investor Withdrawals” or else at maturity of the CNote Notes. An investor who refers at least three new investors who each purchase at least $1,000 in principal of CNote Notes will also receive an additional, one-time, 0.25% per annum increase in interest on his or her then outstanding principal amount of CNote Notes, applied on a prospective basis.  These, and other terms applicable to the CNote Notes, are set forth on the promissory notes, available on our website and as Exhibit 3.1 to the registration statement for this offering.

The loans we make are used by our CDFI partners, along with their other sources of financing, to lend to a variety of small businesses and other borrowers the partners have underwritten and backed. Our CDFI partners lend primarily to segments traditionally under-served by major financial institutions. Currently, the majority of the loans made by our CDFI partners go to minority- and women-owned businesses. We plan to expand our operations to partner with lenders that make loans to support schools and affordable housing. Although CNote is not involved in our CDFI partners’ vetting procedures, we monitor our CDFI partners’ lending activities, including any required reports to the U.S. Department of the Treasury on the borrowers to which they extend loans.

Currently, CNote’s loans to CDFI partners have two layers of support.  Firstly, CNote works with CDFI partners whose loan products are affiliated with, or participate in, federal and state programs, including the Small Business Administration Community Advantage program. These programs are designed for new and existing businesses that need loans under $250,000. Secondly, the loans CNote makes to the CDFI partners are full recourse loans, which helps ensure their repayment.

CNote Notes allow investors to make quarterly withdrawals of up to 10% of the investor’s principal and accrued interest, and a balloon payment at 30 months, subject to available funds from loans to CDFI partners and other cash available to the Company. Management retains discretion to allow additional liquidity beyond the quarterly 10% cap, subject to available funds. Although CNote intends to use all of the proceeds of this offering to make loans to CDFI partners, management retains discretion to use funds for additional purposes, including operating and general corporate expenses.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to CDFI partners and other cash available to the Company. With available funds, CNote pays interest on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

CNote aims to address two important, current issues:

1)
CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large year over year gap in funding, estimated at over $600 million in a 2014 CDFI Fund report. The OFN predicts that loans made by CDFIs will continue to experience a 15% year-over-year growth rate.

2)
At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Center for Talent Innovation and the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that align with their values.

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of CDFI partners. In the course of partnering with CDFI partners, CNote conducts three levels of diligence on every potential CDFI partner, including the following:

1)
AERIS Rating Review and/or OFN Review - AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. CNote is also working with OFN, the national association for CDFIs, to assess potential CDFI partners. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

2)
CNote Review - CNote conducts its own assessment of each potential CDFI partner’s historical financial performance and social impact. This process includes a review of financial statements and current investor diligence package prepared by the CDFI partner, interviews with the leadership team and board members of potential CDFI partners.

3)
Third-Party Review – CNote will engage a third-party social finance committee, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI partner, to provide tertiary, third-party assessments of potential CDFI partners, including geo-specific and product-specific risks to be identified.

The overall due diligence process typically takes at least four to six weeks to complete.

CNote Platform

We currently operate an online platform, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are general obligations of the Company, regardless of payments received from any specific CDFI partner.  CNote will provide investors information on  CDFI partners we have partnered with in the past and details on the types of projects they fund and their social impact, which may include stories from prior specific borrowers. However, we will not be directly connecting investors to CDFI partners or to their borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●          Available Online Directly from Us.   You must purchase CNote Notes directly from us through our platform.

●          No Purchase Fees Charged.   We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●          Invest as Little as $1.   You will be able to build ownership over time in by making purchases as low as $1.

●          Flexible, Secure Payment Options.   You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform or by a wire transfer.

●          Manage Your Portfolio Online.   You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports. Once you are registered, you may also make additional investments in CNote Notes, or withdrawals from your account, by logging into your existing account, visiting the Account Overview page, and either electing to increase the amount you have invested by purchasing additional CNote Notes, or electing to withdraw from your existing balance.

Proceeds from the CNote Notes in this offering will be used to make loans to CDFI partners. However, CNote Notes are not dependent upon any particular loan and remain at all times the general obligations of CNote. Funds from the CNote Notes contemplated in this offering may be aggregated with funds from our disbursement account along with other funds from institutional and accredited investors to collectively fund the loans to CDFI partners.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors with insight into the social objectives and impact of our CDFI partners, CNote will provide information and stories on historical loans made and projects funded, and may also provide metrics such as percentage of businesses supported by our CDFI partners that are, for example, women-owned. These stories and metrics are for informational purposes only, and we do not make any representations about, or solicit contributions to, a particular loan to a particular CDFI partner. The Company does not provide information about current investment opportunities and investors do not have the ability to direct their investments in CNote Notes to a particular CDFI partner, or to a particular borrower. Past performance is not indicative of future results.

Our Business

Under our business model, we generate revenue by keeping the difference between the interest rate we charge our CDFI partners and the interest distributed to CNote Note investors. The interest rates we charge our CDFI partners and the interest rates of the CNote Notes are reviewed by management on a quarterly or semi-annual basis, in view of a variety of competitive conditions including the federal rate environment, fluctuations in the cost of capital averages for CDFIs, and the economics facing the Company. We also consider the competitiveness of CNote Notes as compared to rates offered by other investment products.

Our credit policy targets potential CDFI partners with higher creditworthiness and stable financial situation.  In order to borrow from CNote, potential CDFI partners must display characteristics indicative of a healthy loan portfolio and a durable financial situation.  The factors we consider include repayment rates, loan delinquencies, loan loss reserves, credit enhancements and guarantees, length of time in business, and other financial and credit variables. Additionally, our CDFI partners are required to provide us with audited relevant financial and impact data about their operational and lending activities. We are confident our CDFI partners will out-perform the CDFI industry as a whole, and they have been able to deliver interest returns above 2.5% to 3.5% for at least the past 10 years.

The loans we make to CDFI partners are full recourse to the CDFI partners. The loans to CDFI partners are not amortizing and CDFI partners repay the loans monthly through electronic bank payments. We are currently legally authorized to lend in 45 states plus the District of Columbia as a non-bank commercial lender: We are in the process of applying for a California finance lenders license.

Technology & Relationships

CNote believes it is uniquely poised to grow in the CDFI industry, given its industry expertise, relationship, technology and go to market strategy.

Although CDFIs have been in existence for over 20 years, CDFIs have largely operated as business-to-business or B2B industry. There are over one thousand CDFIs across the country of varying sizes, geographic make-ups and product lines. The CDFI Fund reports that CDFIs’ assets total over $100 billion, with an average loan default rate of less than 3% and a net charge off rate (bad debt) of less than 1%.

Though their specific areas of focus vary, all CDFIs share a primary mission of providing fair and responsible capital to under-served segments, such as women- or minority-owned businesses, as well as other schools and affordable housing. Each year, CDFIs must be re-certified by the CDFI Fund, which helps ensure they continue serving the communities they intend and are maintaining strong financial performance.

While individual CDFIs have tried to reach individual investors, few have done so successfully. The majority of CDFIs, many of whom are non-profits, do not have the marketing, legal or technology budgets and expertise to effectively address individual investors. This is among the reasons that OFN reports that less than 5% of CDFIs’ funding comes from individual investors.

CNote is excited to change this dynamic through technology and outreach. We currently have two CDFI partners to whom we make loans; we expect to have a total of four partners by the end of 2017. By continuing to forge relationships with key CDFIs, and the national CDFI industry, CNote is developing a scalable solution that will enable CDFIs to access individual investor capital using our simple online  platform. CNote is developing  technology intended to meet the unique products, assets and liability, and liquidity needs of CDFIs.

In addition to providing CDFIs with new access to individual capital, CNote provides the industry as a whole with increased visibility. In turn, this will increase CDFI partners’ ability to raise funds for their operations as well as attract new borrowers for their loans.

Our Process

CNote aggregates investors’ contribution amounts from its technology platform  periodically. Once we have a sufficient number of CDFI partners, CNote’s proprietary technology algorithm will decide how to allocate the aggregated contributions among the different CDFI partners. This algorithm will ensure that investors’ capital is properly spread out across CDFI partners, including by geography and industry focus, to maximize diversification for our investors. Additionally, our process will ensure that, once we have sufficient CDFI partners, no single CDFI partner will receive all of an investor’s contribution and that CDFI partners will receive dollar amounts that address their liquidity and funding needs. In turn, our CDFI partners lend to a variety of small businesses, often times spread across geographic areas and in varying amounts of principal, which further diversifies the risk for our investors.

At present, we only have lending relationships with two CDFI partners and are in the process of partnering with two additional CDFIs. As we expand our footprint, this diversification will help ensure that we have sufficient funds to repay our investors, as repayment of the CNote Notes to our investors is not tied to any particular loan being repaid but rather comes from our aggregated pool. Increasing the number of loans to our CDFI partners will increase both the diversification of investments and our ability to repay our investors. In the event that multiple CDFI partners were to default on their obligations, the Company would support the repayment of outstanding CNote Notes using working capital or equity.

In the event the Company would not have enough capital available to support the repayment of outstanding CNote Notes, all outstanding CNote Notes will be general unsecured obligations of the Company and would rank equally in priority with other unsecured creditors, including holders of Simple Agreements for Future Equity or “SAFEs” that have not been converted into equity. The Company’s equity holders, including the holders of equity issued upon conversion of SAFEs, would be subordinated in priority to the repayment of the unsecured creditors, including the holders of CNote Notes.  Moreover, in the event of a change of control, holders of SAFEs may elect to be immediately repaid their investment, which may be before holders of CNote Notes are repaid. See below, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Equity and Debt Financing.”

Currently, CNote does not let individual investors choose which CDFI partner(s) to invest in. We do not allow this because there is no standard set of information available to investors to adequately access the risk of investing in particular CDFI partners. Our three-part diligence process presents a critical value proposition for the investor, allowing them access to CDFI partners that are otherwise difficult to find or assess from the standpoint of making a financial investment.

In the future, CNote may allow investors to invest in their local communities. For example, should an investor choose to invest in CDFI partners operating in Detroit versus in our “general fund” (which is comprised of CDFI partners across the country), we will provide detailed descriptions of the risk associated with investing in one geography. We will only allow investments targeted at specific communities once we have partnered with sufficient CDFI partners to diversify investors’ capital in a limited geographic area, and do not anticipate this being our focus  in the  near future.

CNote works with both individual investors and institutional investors. Loans made by our CDFI partners are therefore funded by both our individual investors as well as Donor Advised Fund and Family Offices.

CDFI Partners

A potential CDFI partner may become one of our partners after satisfactory completion of our due diligence review. Prospective CDFI partners must provide us with relevant data about their organization’s financial health (including audited financial statements), organizational capacity, business volume and projected growth, product line, loan portfolio performance, credit enhancements, and social impact. We use this data to underwrite the CDFI partner and fund loans to it through the CNote Platform. We do not intend to partner with any potential CDFI partner with above-average default or net charge off rates. Our CDFI partners self-report default rates below the 3% average, which we have confirmed through our own due diligence.

CNote evaluates capital demand from CDFI partners on a monthly basis. Our management team will continue to monitor the operational and lending activities of our CDFI partners, including the health of their loan portfolios, to ensure against any increased risks.

Application Process

Potential CDFI partners may express interest to receive capital by contacting CNote. We also are connected to potential CDFI partners through OFN, the national organization for CDFIs, and by word of mouth among members of the CDFI industry. CNote lends to qualified CDFI partners who pass our business, credit and impact qualifications and are approved through our underwriting process. Borrowers provide a variety of information including audited financial statements, impact report and loan portfolio status.  Our diligence process typically takes four to six weeks, but may take longer.

Underwriting Process

Currently, we offer CDFI partners term loans of different maturity and varied amounts defined during underwriting process.

Specifically, we provide simple, balloon payment, fixed-term loans only to qualified CDFI partners. We do not provide loans directly to the small businesses which CDFI partners support. In order to qualify, potential CDFI partners must be approved through our proprietary underwriting process, which analyzes the creditworthiness, financial health and impact data of each potential CDFI partner. CNote conducts three stages of due diligence on prospective CDFI partners, which include internal due diligence following industry best practices, reviewing opinions from AERIS, the rating agency that specializes in CDFIs and/or the opinion of OFN, the national membership association of CDFIs, and a third-party review conducted by an independent social finance committee, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI partner, to provide tertiary, third-party assessments of potential CDFI partners, including geo-specific and product-specific risks to be identified. Our determination of what loan amount to approve, how the loan will be priced, and the length of such loan is primarily based on this due diligence analysis. We also may consider additional factors such as the products line-up of potential CDFI partners or the general economic environment. Once our analysis is complete, we may approve a potential CDFI partner’s loan request for institutional and accredited investors to fund.

Based on the results of our analysis, we are able to determine the cost of capital to the CDFI partner, including the amount of capital we will loan, and the loan’s liquidity, and term. Our loans are typically issued to CDFI partners in the form of a master promissory note, which allows them to make multiple requests for capital. If a CDFI partner makes an additional request for a loan, we will re-evaluate the CDFI partner in accordance with our underwriting process, and we conduct these reviews on at least a quarterly basis. If the results of our analyses differ, a CDFI partner may receive different financial terms on subsequent draw downs.

Currently, we do not require the loans we make to CDFI partners to have any minimum size, and while there is no set maximum loan amount, either, we consider CDFI partners’ capital demands in light of the actual and anticipated demands of other CDFI partners, as well as our goal of diversifying investments across a variety of CDFI partners.

We service the loans we make to CDFI partners in-house, using a platform we developed. Our CDFI partners are generally obligated to make payments on the loans we extend to them; repayment of our loans does not depend on the payments the CDFI partners receive from the small businesses to which our CDFI partners extend loans.

Pricing and Loan Amount Assignment

During our underwriting process, we establish the interest rates and loan amounts, in view of several factors. These include the following:

●
the general economic environment, including the competitiveness of CNote Notes as compared to interest rates offered by alternative investment vehicles and products such as investment and savings accounts,

●
the potential CDFI partner’s competitive factors, including the products in which the potential CDFI partner intends to deploy the funds it will obtain through the CNote Platform, as well as its competition,

●	the estimated default rate on the potential CDFI partner loan portfolio,
●	the terms of the loan including its length and the potential CDFI partner eligibility for a higher loan amount, and
●	the availability of credit enhancements and guarantees.

Risk Characteristics of Receivables

●
We extend loans to CDFI partners, which in turn make loans to small businesses in under-served segments of the population. Small businesses are more sensitive to macro-economic factors, and a weakening economy will hamper the ability for a small business to meet the obligations of their loans. Although our operations seek to diversify exposure by investing in a variety of CDFI partners, if our CDFI partners are unable to collect on their loans to small businesses, our CDFI partners may be unable to make payments required by the terms of our loans to them.

●
At this stage, many of our loans are unsecured obligations of our CDFI partners. This means that, for those loans, we will not be able to foreclose on any assets of our borrowers in the event that they default. This limits our recourse in the event of a default. If our CDFI partners are unable to access collateral on their loans that default, their ability to repay CNote may be adversely impacted.

●	We do not currently have, or provide, third-party insurance on our loan products. We are presently exploring insurance options.

Portfolio Information

As of August 22, 2017, we have originated 11 loans, in the aggregate principal amount of $2,301,928.15, to CDFI partners, of which the principal amount of $2,125,928.15 is currently outstanding.

·
In August 2016, we entered into a Promissory Note with NYBDC Local Development Corporation d/b/a Excelsior Growth Fund (“Excelsior”), pursuant to which we loaned Excelsior the principal amount of $75,000. This Promissory Note had a maturity date of December 1, 2016 and accrued interest at the rate of 3% per annum.

·
On January 3, 2017, we entered into a Master Promissory Note with Excelsior. This Master Promissory Note uses a model we intend to replicate, in which CDFI partners will be able to make repeat requests for capital. At this time, we have made eight loans to Excelsior under this instrument, with an aggregate principal amount of $1,619,907.15, an interest rate of 3% per annum, and a 30-month term.

·	On April 3, 2017, we processed the repayment of a loan to Excelsior in the amount of $100,215 ($100,000 in principal and $215 in accrued interest).

·
On May 30, 2017, we entered into a Promissory Note with CDC Small Business (CDC), which allows CDC to make repeat requests for capital. We  deployed an initial principal amount of $250,000 to CDC on June 1, 2017, at an interest rate of 3.5% per annum, and with a 30-month term. At this time, we have made three loans to CDC with an aggregate principal amount of $682,021.

·	On June 13, 2017, we called $1,000 in principal from Excelsior in response to a user-requested withdrawal of $1,000.

DESCRIPTION OF PROPERTY
We lease office space at a coworking facility in Oakland, CA on a month-to-month basis. If necessary, we believe we can find alternative office space without difficulty near our current location.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this offering circular.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.  You should review the “Risk Factors” section of this offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Since we were formed in 2016, the discussion below covers our liquidity and performance on a go-forward basis, rather than describing our existing performance.

Overview

We are an online  investment platform that makes loans to CDFIs, which in turn make loans to under-served communities.  As of August 22, 2017, we have outstanding $2,125,928.15 in principal amount of loans. We generate revenue by keeping the difference between the interest we charge our CDFI partners and the interest we pass on to our investors.

Operating Results

Revenues. From our inception through December 31, 2016, we had $600 in revenues.

Cost of Revenues. From our inception through December 31, 2016, we incurred $1,454 in cost of revenues.

Operating Expenses. From our inception through December 31, 2016, we had operating expenses of $76,877. The largest line items of operating expenses were research & development and legal fees. The majority of expenses were put towards developing the online platform and to setting up the legal framework for the product.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings and have funded our lending activities primarily through investments in our CNote Notes by accredited investors.

Equity and Debt Financing

As of August 22, 2017, we raised approximately $755,000 by selling SAFEs, Simple Agreements for Future Equity, which will convert to preferred stock upon on our issuance of preferred stock in a future equity raise. In contrast to convertible promissory notes, the SAFEs do not have maturity dates, nor do they accrue interest. They will convert into preferred stock at a price to be determined relative to the valuation caps set by the Company on the SAFEs, or may convert into either common stock or a right to receive payment, at the election of the holders, in the event we undergo a change of control transaction or initial public offering prior to a qualified equity financing.

The capital raised by selling the SAFEs is used for advertising and marketing, expanding operations, and for other general corporate purposes.

Operating Activities

Cash flows from operating activities primarily include net losses adjusted for changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Operating and Capital Expenditure Requirements

We are planning equity fundraising within the next several months.  We expect those funds, and our existing cash reserves to be sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan.  If those funds are insufficient to satisfy our liquidity requirements, we intend to seek additional equity or debt financing.  The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares.  If we raise additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock.  We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.    The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, providing third-party insurance, expanding our product offerings, extending customer lifetime value, and expanding geographically.  We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses.  These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Originations.  Our future growth will continue to depend, in part, on attracting new customers on investor side of our platform and engaging with more CDFI partners on the borrower side.  We plan to increase our sales and marketing spending and seek to attract these investors.  We continue to expect to rely on strategic partners such as wealth platforms for investor growth and the membership association for CDFI engagement.

We expect CDFI partners’ need for capital to increase in the future. The extent to which we can satisfy that increased demand for capital will be an important factor in our continued revenue growth and our visibility into future revenue.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP.  The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period.  In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this offering circular (see pages F-9 to F-14), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Use of Estimates.  The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period.  Actual results could materially differ from these estimates. Significant estimates include, but are not limited to loan loss reserves and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Investments.  Management expects that the terms of the Company’s notes receivable and notes payable typically will be 36 months.  In the normal course of business, the Company expects to hold most such instruments to maturity.  However, provision will be made for liquidation of these instruments, should the need arise, and therefore the Company has classified its notes receivable and notes payable as available for sale.

Long-term Liabilities – Simple Agreements for Future Equity.  The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing.  These funds have been classified as long-term liabilities.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)          the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)          the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate varies from 80% to 100%, and the Valuation Cap varies from $4,000,000 to $8,000,000 among the various SAFEs.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding; each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount.  Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Classification (“ASC”) section 815-40 and ASC section 815-10.  If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.  As of December 31, 2016, the fair values of the SAFEs are equal to their face amounts, that is the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.  The transactions occurred within just a few months of December 31, 2016; and the values of these transactions have been corroborated by additional similar SAFE transactions subsequent to December 31, 2016.

Revenue Recognition and Cost of Revenues. CNote borrows money from individuals through the Company’s online platform.  The Company must pay interest on the borrowings to its lenders.  All such loans are governed by signed contracts between the Company and individual lenders.  The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues.  Other direct costs of revenues include costs of operating the online platform and customer support services.

CNote uses the money it borrows from individuals to loan money to CDFIs.  The company earns fees and interest on its loans to its CDFI partners.  All such loans to its CDFI partners are governed by signed contracts between the Company and the CDFI partners.  The fees and interest earned from loans to CDFI partners constitutes the Company’s revenues.  We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration. We will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Loan Loss Reserve. The Company establishes a reserve of three percent for potential losses to all new loans extended to CDFI partners.  The amount of the loan loss reserve was determined based on industry norms and trends and will be updated periodically once a history of loan losses sufficient to reasonably modify the estimate of future loan losses has been established.

Reversals to the loan loss reserve will happen only when the loans mature.  If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the load.

On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

MANAGEMENT

Our executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Catherine Berman	41	President, Chief Executive Officer, Co-Founder, Director	Since June 17, 2016
Yuliya Tarasava	33	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	Since inception

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016.  Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses.  At Schwab, Ms. Berman led a strategy division focusing on the future of financial services.  Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC.  Her international work experience spans from India to Israel with extensive work in Central and South America.  Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm.  Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the company’s inception.  Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies.  Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework.  Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer.  Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world.  Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Advisory Board

Jeremy Nowak

Jeremy Nowak is one of America’s leading practitioners and thought leaders in urban development and civil society. He previously founded TRF, a billion dollar CDFI, as well as served as Chair of the Board of the Federal Reserve Bank of Philadelphia.

Suparna Bhasin

Ms. Bhasin is CEO of She Creates Change and a thought leader in change management and executive coaching. She currently runs an international impact investment fund.

Alex Dang

Mr. Dang is Director of Lending for Opportunity Fund, one of the largest micro lending organizations in California. He maintains extensive experience in product development and partnerships.

Anna Fabian

Ms. Fabian is Senior Director of Product at SoFi, a leading financial technology company. Prior to SoFi, Anna had leadership positions at Wells Fargo and Chase Securities. She has deep experience developing and managing products in both large financial institutions and startups.

Emily Jennings

Ms. Jennings is a seasoned finance professional and served previously as Director of Institutional Capital at SoFi and Vice President of Barclays. She is currently Head of Finance at Branch.

Cheryl Traverse

Ms. Traverse is a serial entrepreneur and has been CEO of 5 successful technology companies. She secured funding, set the strategic direction, delivered market-leading products, built revenue traction and created successful exits for all 5 companies.

 Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand.  Two of our employees have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Involvement in Certain Legal Proceedings

Except for routine collections suits against borrowers from time to time, we are not presently a party to any litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For fiscal year 2016, the Company had only two employees. Neither Ms. Berman nor Ms. Tarasava received any compensation for fiscal year 2016.

The Company has two directors who also serve as executive officers.  We expect to begin payment of compensation in 2017 and anticipate that we will set executive compensation annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and address of beneficial owner(1)	Amount and nature of beneficial ownership as of June 22, 2017	Amount and nature of beneficial ownership acquirable as of June 22, 2017	Percent of class(6)
Catherine Berman	825,000 shares of common stock(2)	962,500 shares of common stock(4)	51.68%

Yuliya Tarasava	787,500 shares of common stock(3)	900,000 shares of common stock(5)	48.32%

All executive officers and directors as a group (2 persons)	1,612,500 shares of common stock	1,862,500 shares of common stock	100%
________________________

(1)	Unless otherwise noted, the address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.

(2)
Does not reflect issuances of an aggregate 3,300,000 shares of common stock, of which 25% (or 825,000 shares) vested on June 17, 2017 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(3)
Does not reflect issuances of an aggregate 2,700,000 shares of common stock, of which 25% (or 675,000 shares) vested on April 22, 2017 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(4)	Reflects vesting of two monthly installments of 68,750 shares of common stock (or 137,500 shares total) through on August 22, 2017.

(5)	Reflects vesting of two monthly installments of 56,250 shares of common stock (or 112,250 shares total) through August 22, 2017.

(6)	Calculated on basis of beneficial ownership acquirable as of June 22, 2017.

THE CNOTE PLATFORM

CNote Note investors are provided with electronic notes directly from the Company.  All CNote Notes earn the annual interest rates designated when the CNote Notes are initially purchased. Management retains the right to increase the interest rates paid for CNote Notes issued in the future. Any increase in interest rates will not apply to previously-issued CNote Notes. These loans are callable at any time by us. That is, we may repurchase the asset from the CNote Note investor at the par value of outstanding principal plus the interest accrued through the repurchase date.

CNote Notes are held on our platform in electronic form and are not listed on any securities exchange.  Selling of CNote Notes to third parties is prohibited unless expressly permitted by us.  CNote Notes will be viewed and will only be accessible by accessing the “Your Account” page on our website.  The CNote Notes are only accessible by the individual investor and cannot be accessed unless the investor enters his or her login credentials.  All CNote Notes must be held by CNote investor members.

Loan Servicing

CNote has built a platform accessible by customers through online account servicing.  CNote manages investor servicing and loan servicing in-house.

Fees

Currently the platform is only available to accredited investors, but when it is open to them, CNote non-accredited investors will not be charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense.

Use of Proceeds

We intend to use all proceeds of this offering to fund loans to CDFIs through the CNote platform.  However, management retains discretion to use proceeds for other purposes, including the expenses of this offering. See “Use of Proceeds.”

Establishing an Account

The first step to being able to purchase CNote Notes under our platform is for you to set up an account (a CNote Account).  Our process initially requires you to share your name and an email address to register a CNote Account, before choosing how much to invest. In some cases, APIs used by our partners may allow you to accelerate the application process by pre-populating basic information, but regardless, in order to set up a CNote Account all prospective investors must also complete the following steps:

●
if you are an individual, you will need to establish a CNote Account through our platform by registering and providing your name, email address, Social Security Number, and other specified information;

●
if you are an organization, you will establish a CNote Account through our platform by registering and providing the name of the organization, the type of organization, email address, tax identification number, and other specified information; and

●
in either case, you must agree to our terms of use, privacy policy, and subscription agreement, which provide for the general terms and conditions of using our platform and purchasing the CNote Notes and other applicable terms and conditions.

As part of these terms and conditions and by registering to purchase CNote Notes, you will be required to certify to us, among other things, that:

●	you will have had the opportunity to download and view this offering circular and any offering circular supplement through our platform each time you purchase CNote Notes;

●	if you are an individual investor, your purchase order is submitted for and on behalf of your account;

●	if you are an organization, your purchase order has been submitted by an officer or agent who is authorized to bind the organization;

●	you are making your own investment decision by choosing to invest in the CNote Notes;

●
you may withdraw up to 10% of your principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company;

●	we are not providing you any investment advice nor are we acting as or registered as a broker, dealer, investment adviser or other fiduciary; and

●	your purchase order and all other consents submitted through our platform are legal, valid and enforceable contracts.

You must agree to receive all notifications required by law or regulation or provided for by our platform electronically at your last electronic address you provided to us.

After you have successfully registered with our platform, you will receive a confirmation of your successful registration.  However, once you specify an investment amount and connect your bank account, as specified below, you will complete a purchase order for CNote Notes and CNote Notes will automatically be issued to you on the next applicable Closing Date. On the Closing Date, funds will be pulled from your bank account into your CNote account, and we will process your funds and issue you the equivalent amount of CNote Notes.

The CNote Notes may not be a suitable investment for you, even if you qualify to purchase CNote Notes.  Moreover, even if you place a purchase order, you may not receive an allocation of CNote Notes for a number of reasons.

If you have difficulty opening an account or otherwise using our platform, you may call a number listed on our website to speak with one of our customer service representatives.  Customer service representatives will help you with technical and technology issues related to your use of our platform.  However, customer service representatives will not provide you with any investment advice, nor will they provide you with any information as to the CNote Notes, how much to invest in CNote Notes, or the merits of investing or not investing in CNote Notes.

How to Purchase CNote Notes

You may submit purchase orders by:

●	indicating the amount of CNote Notes that you wish to purchase;

●	reviewing the applicable offering circular for CNote Notes;

●	submitting a purchase order by clicking the confirmation button; and

●	linking a bank account by following the requested steps to provide the necessary funds.

You will not be able to purchase a CNote Note unless you have completed all of the above steps. Once you have created an account and submitted your first purchase order, investing in additional CNote Notes is easy; simply log into your existing CNote Account and complete the steps above to make an additional purchase.

We issue CNote Notes in a series of closings, which occur within 24 hours or as soon as reasonably practicable, with no discretion to extend or delay, once we have obtained commitments from investors to purchase at least $100,000 in aggregate principal amounts of CNote Notes (the “Closing Threshold”), such that CNote Notes are deemed issued on the “Closing Date,” which is the date on which a closing occurs. If the Company desires to change the Closing Threshold, it will file a request with the Commission through a post-effective amendment of the Offering Statement to which this offering circular forms a part. Once you submit a purchase order to our platform, your purchase order will constitute an offer to purchase CNote Notes. You may log into your CNote account to modify the amount of your purchase offer for CNote Notes until a Closing Threshold is reached.  Once a Closing Threshold is reached, we will notify you that a Closing will occur within the next 24 hours, and that funds in the amount of your purchase order will be pulled from your bank account into your CNote account. On the Closing Date, your funds are processed and you will be issued the equivalent amount of CNote Notes.

Platform Operation

Although our platform has been subjected to testing to confirm its functionality and ability to handle numerous purchase orders and prospective investors, we cannot predict the response of our platform to any particular issuance of CNote Notes pursuant to this offering circular.  You should be aware that if a large number of investors try to access our platform at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order.  You should also be aware that general communications and internet delays or failures unrelated to our platform, as well as platform capacity limits or failures may prevent purchase orders from being received on a timely basis by our platform. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.  Once a purchase order is accepted and processed, it is irrevocable.  See “The CNote Platform—Structure of Investor Accounts and Treatment of Your Balances” for more information.

Prior to submitting a purchase order, you will be required to acknowledge receipt of the offering documents for the CNote Notes that you wish to purchase.  In the case of an entity investor, the prospective investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.

Currently, the minimum purchase order that you may submit for any particular offering of CNote Notes is $1.00, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Structure of Investor Accounts and Treatment of Your Balances

We maintain and act as the recordkeeper of a general checking account at Silicon Valley Bank (SVB), from which we disburse funds. We work with Dwolla, a payment processing API, to facilitate transfers from, and to, investors’ accounts. Dwolla processes  payments using the ACH network. Alternatively, an investor may wire funds to our SVB account.  Once funds are committed to a CDFI partner, we disburse funds to CDFI partners from our SVB account.

Our process consists of the following steps:

●	We determine the aggregate amount of funds committed by our investors;

●	Using our proprietary algorithms, we allocate these funds among our CDFI partners;

●	Once we have determined our commitments to our CDFI partners, we use Dwolla to process payments into our SVB account (or have investors wire us their funds); and

●	We extend loans to CDFI partners.

The chart below is intended to provide a visual overview of the CNote Note Life Cycle:

We will maintain records for you detailing the amount of funds that are available to you for the purchase of CNote Notes or for withdrawal in your CNote Account.  These CNote Accounts allow us to track and report for each investor the funds the investor has committed to purchasing CNote Notes and deploying into our CDFI partners (by means of transfer into, and out of, our SVB disbursement account), the interest and principal payments that the prospective investor has received on outstanding CNote Notes that it owns, and the amount (if any) available for withdrawal by the investor.  You have no direct relationship with the bank holding the SVB disbursement account by virtue of having a CNote Note account or purchasing CNote Notes on our platform.

Tax and Legal Treatment

CNote Notes will receive interest income.  At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT.  These will need to be filed in accordance with the United States Tax Code.  Investors’ tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

We are regulated state-by-state as a nonbank, commercial lender and have obtained licenses and registrations where required in each state where we lend.  Most states do not require us to obtain licenses for our commercial lending activities, as currently structured.  We currently are authorized to lend in 45 states and the District of Columbia, and are in the process of filing for a California lending license.  As a lender we are generally subject to the lending laws of our home state of California and possibly the home state of the borrower.  We maintain a dialogue with regulators in states in which we operate and strive to run our business within the bounds of the law and the principles of fairness and goodwill.

SECURITIES BEING OFFERED

Following is a summary of the terms of the CNote Notes which will be offered on the CNote website.

General.   We may offer CNote Notes, with a total value of up to $50 million on a continuous basis, under this offering circular.  We will not issue more than $50 million of securities pursuant to this offering circular in any 12-month period.

The CNote Notes will:

●	require a minimum investment per investor of $1.00;

●	represent a full and unconditional obligation of the Company;

●	be issued on a periodic basis once the closing threshold is committed, on the date designated as a Closing Date, with CNote having no discretion to change the Closing Threshold absent requalification by the Commission of the offering statement of which this offering circular forms a part;

●
beginning on the sixth business day after issuance, bear interest ranging from 2.5% to 3.5% per annum, compounded monthly and payable at maturity, or, at an investor's election, the interest may be paid out on a monthly basis. Interest rates with respect to any series of CNote Notes are fixed at purchase and will be disclosed to investors prior to purchase;

●
have interest rates fixed at purchase for the duration of the note. The interest rate with respect to any series of CNote Notes will be disclosed to investors prior to purchase. Subsequent changes in interest rates do not apply to existing CNote Notes;

●	permit an investor to withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice;

●
upon the referral of three individuals to CNote, within 12 months after the effective date of any series of CNote Notes, who are not currently lenders on the CNote platform, the interest rate shall be, on a one-time, prospective basis, the initial rate plus 0.25% per annum provided that these individuals open and fund CNote accounts with at least $1,000 each.

●	have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company;

●	not be payment-dependent on any underlying loan issued on our online investment platform; and

●	not be transferrable to a third party without our express permission.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to our CDFI partners and other cash available to the Company. With available funds, CNote pays interest on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

Ranking.   The CNote Notes will be our general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the CNote Notes by its terms.

Form and Custody.   CNote Notes will be issued by a computer-generated program on our website and electronically signed by the Company in favor of the investor.  The CNote Notes will be stored by the Company and will remain in the Company’s custody for ease of administration.  Except during periodic system maintenance, investors may view their CNote Notes through their online dashboard.

Prepayment.   CNote Notes will be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest.

Conversion or Exchange Rights.   We do not expect the CNote Notes to be convertible or exchangeable into any other securities.

Events of Default.   The following will be events of default under the CNote Notes:

●	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due whether by maturity or otherwise; and

●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of CNote Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time.  In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

Governing Law.   CNote Notes will be governed and construed in accordance with the laws of the State of California.

No Personal Liability of Directors, Officers, Employees and Stockholders.   No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any CNote Notes.

PLAN OF DISTRIBUTION

Subscribing for CNote Notes

We are offering up to $50,000,000 in our CNote Notes pursuant to this offering circular.  CNote Notes being offered hereby will be only be offered through the CNote website at https://mycnote.com and in some circumstances, through management-approved third party platform partners, which partners will be registered investment advisers or broker-dealers and may, by virtue of this relationship, be deemed to be underwriters. This offering circular will be furnished to prospective investors via electronic PDF format before or at the time of all written offers and will be available for viewing and download on the CNote website, on approved partner sites, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase CNote Notes, a prospective investor must agree create an account on our website, provide the requested personal information and link to a bank account, and must agree to the terms of our promissory note, terms of use, and privacy policy.

State Law Exemption and Offerings to “Qualified Purchasers”

Our CNote Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933).  As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our CNote Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our CNote Notes are listed on a national securities exchange.  “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our CNote Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).  Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Physical Notes Will Not be Issued

We will not issue CNote Notes in physical or paper form.  Instead, our CNote Notes will be recorded and maintained on our membership register.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the CNote Note product.  These “test-the-waters” materials may include information relating to our Company, this offering, the past performance of our loan transactions, articles and publications concerning CDFI and community lending, or public advertisements and audio-visual materials, in each case only as authorized by us.  All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A.  Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this offering, us or our Notes and are not to be considered part of this offering circular.  This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes.  To be clear, all investors will be furnished with a copy of a current offering circular before or at the time of all written offers.

LEGAL MATTERS

Certain legal matters regarding the securities being offered by this offering circular have been passed upon for us by Manatt, Phelps & Phillips, LLP, New York, New York.

EXPERTS

Our audited financial statements as of December 31, 2016 and for the period from April 22, 2016 (inception) through December 31, 2016 have been audited by dbbmckennon. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Table of Contents

Independent Auditors’ Report	Page F-2

Balance Sheet (Restated)	Page F-4

Statement of Operations	Page F-5

Statement of Stockholders’ Equity (Restated)	Page F-6

Statement of Cash Flows	Page F-7

Notes to the Financial Statements	Page F-8

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders
CNote Group, Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying financial statements of CNote Group, Inc. (the “Company”) which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the period from April 22, 2016 (“Inception”) to December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these ﬁnancial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufﬁcient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the period from Inception to December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including the company not generating significant revenue from principal operations, viability of the Company’s business model, and projected continued losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Restatement
As discussed in Note 2 to the financial statements, the 2016 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon
Newport Beach, CA
April 26, 2017, except for the paragraphs in
Note 2 under Restatement, for which the date is August 23, 2017

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Balance Sheet (Restated)

December 31, 2016
Assets
Current assets
Cash	$277,202
Total current assets	277,202
Total assets	$277,202

Liabilities and Stockholders' Equity
Current liabilities
Interest payable	$175
Accounts payable	2,500
Current portion of notes payable	22,000
Current portion of notes payable - related parties	16,000
Accrued liabilities	46,023
Total current liabilities	86,698
Notes payable	33,000
Notes payable - related parties	24,000
Contingent obligations to issue future equity – Simple Agreements for Future Equity (“SAFEs”)	190,000
Total liabilities	333,698

Stockholders' Equity
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized; 6,000,000 shares issued and outstanding as of December 31, 2016	60
Accumulated deficit	(56,556)
Total stockholders' equity	(56.496)
Total Liabilities and Stockholders' Equity	$277,202

See accompanying notes to the financial statements

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Statement of Operations

Period from Inception (April 22, 2016) through December 31, 2016

Revenues	$600
Cost of revenues	1,454
Gross loss	(854)
Operating expenses
Sales and marketing	4,811
Research and development	9,180
General and administrative	62,886
Total operating expenses	76,877
Operating loss	(77,731)
Other income	21,200
Income tax expense	(25)
Net loss	$(56,556)

Basic weighted average number of outstanding shares	5,269,565
Basic net loss per share	$(0.01)
Fully diluted net loss per share	$(0.01)

See accompanying notes to the financial statements

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Statement of Equity (Restated)

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balances - April 22, 2016	-	$-	$-	$-
Issuance of Common Stock	6,000,000	60	-	60
Net loss	-	-	(56,556)	(56,556)
Balances - December 31, 2016	6,000,000	$60	$(56,556)	$(56,496)

See accompanying notes to the financial statements

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Statement of Cash Flows

Period from Inception (April 22, 2016) through December 31, 2016
Cash Flows from Operations
Net loss	$(56,556)
Changes in operating assets and liabilities:
Interest payable	175
Accounts payable	2,500
Accrued liabilities	46,023
Notes payable	55,000
Notes payable - related parties	40,000
Total Cash Flows from Operations	87,142

Cash Flows from Financing
Issuance of common stock	60
Issuance of Simple Agreements for Future Equity (“SAFEs”)	190,000
Total Cash Flows from Financing	190,060

Increase in Cash	277,202
Beginning Cash Balance	-
Ending Cash Balance	$277,202

See accompanying notes to the financial statements

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California.  The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals to invest their money by lending it to CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States.  CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury.  Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer individuals higher rates of return on their investments than is available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.  The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its individual lenders. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as web site costs and customer support costs, and operating expenses.

The Company is still in the very early stages of developing its business.  Accordingly, risks associated with startup, early stage companies apply to the Company.  Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model.  Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of common stock and/or debt to third parties and related parties, as well as increase operating revenues.  If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period.  Actual results could materially differ from these estimates. Significant estimates include, but are not limited to loan loss reserves and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy.  Deposited cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  At times, the Company maintains balances in excess of the insured amount.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016.  The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity (“SAFEs”), notes payable and interest payable.  Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.  SAFEs will be treated as level 3 liabilities prospectively; however, during the current period there was no change in the carrying value of these liabilities based on management estimates.

Investments
Management expects that the terms of the Company’s notes receivable and notes payable typically will be 36 months.  In the normal course of business, the Company expects to hold most such instruments to maturity.  However, provision will be made for liquidation of these instruments, should the need arise, and therefore the Company has classified its notes receivable and notes payable as available for sale.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, the Company has not capitalized any such costs.

Simple Agreements for Future Equity (“SAFEs”)
The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing.  These funds have been classified as long-term liabilities.  (See Note 6.)

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)
the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate varies from 80% to 100%, and the Valuation Cap varies from $4,000,000 to $8,000,000 among the various SAFEs.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding; each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount.  Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

Restatement
The Company previously filed its financial statements for the period ended December 31, 2016 with the SAFEs classified as additional paid-in capital within permanent equity.  These financial statements have been restated to reclassify the SAFE investments from equity to long-term liabilities.  The effect of this reclassification is that total liabilities have been increased by $190,000, and stockholders’ equity has been decreased by $190,000, relative to the previously filed financial statements.  Neither net loss nor cash flows were affected.  The disclosure of SAFEs is included in Note 4 whereas previously the disclosure was included in Note 9.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Classification (“ASC”) section 815-40 and ASC section 815-10.  If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.  As of December 31, 2016, the fair values of the SAFEs are equal to their face amounts, that is the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.  The transactions occurred within just a few months of December 31, 2016; and the values of these transactions have been corroborated by additional similar SAFE transactions subsequent to December 31, 2016.  (See Note 10.)

Revenue Recognition and Cost of Revenues
CNote borrows money from individuals through the Company’s online platform.  The Company must pay interest on the borrowings to its lenders.  All such loans are governed by signed contracts between the Company and individual lenders.  The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues.  Other direct costs of revenues include costs of operating the online platform and customer support services.

CNote uses the money it borrows from individuals to loan money to CDFIs.  The company earns and interest on its loans to CDFIs.  All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers.  The interest earned from loans to CDFIs constitutes the Company’s revenues.  We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration. We will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Loan Loss Reserve
The company establishes a reserve of three percent for potential losses to all new loans extended to CDFIs.  The amount of the loan loss reserve was determined based on industry norms and trends and will be updated periodically once a history of loan losses sufficient to reasonably modify the estimate of future loan losses has been established.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Reversals to the loan loss reserve will happen only when the loans mature.  If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future online offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Earnings per Common and Common Equivalent Share
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. There are no common stock equivalents included in the diluted earnings per share calculation for the period ended December 31, 2016. In addition, any such common stock equivalents in periods where losses are incurred would be excluded as they are anti-dilutive.

Concentration of Credit Risk
During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs.  For example, during the period ended December 31, 2016, CNote extended only one loan to one CDFI.  When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had many loans outstanding.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Recent Accounting Pronouncements
On May 28, 2014, the United States Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board (the “IASB”) issued new, converged guidance on recognizing revenue from contracts with customers.  The new guidance is a major milestone in the Boards’ joint efforts to converge and issue new, improved guidance on revenue recognition.  Presently, U.S. GAAP has complex, detailed, and disparate revenue recognition requirements for specific transactions and industries. As a result, different industries use different accounting for economically similar transactions.  The objective of the new guidance is to establish principles to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenues earned from contracts with customers.  The new revenue recognition guidance, codified in FASB Accounting Standards Update (“ASU”) 2014-09, is effective for companies that file with the Securities and Exchange Commission (the “SEC”) for annual and interim periods beginning after December 31, 2017.  Early adoption is permitted for reporting periods beginning after December 15, 2016.  The Company is currently evaluating the impact of the new revenue recognition standard on the Company’s financial statements.

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders’ equity.

In March 2016, the FASB issued a new accounting standard update (ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)), which is intended to improve the operability and understandability of the implementation guidance by clarifying the following: how an entity should identify the unit of accounting for the principal versus agent evaluation; how the control principle applies to transactions, such as arrangements; reframes the indicators to focus on a principal rather than an agent, removes the credit risk and commission indicators and clarifies the relationship between the control principle and the indicators; and revises the existing illustrative examples and adds new illustrative examples. This guidance will be effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach, with early adoption permitted, but not before January 1, 2017. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders’ equity.

In June 2016, the FASB issued ASU 2016-13, which updates U.S. GAAP guidance for losses on financial instruments.  Instead of a loan loss reserve that can only be reversed when an outstanding debt instrument matures, the new guidance will require the establishment of an allowance, which will need to be estimated and adjusted each reporting period on an ongoing basis, with resulting impacts on income and expense, throughout the term of an outstanding debt instrument.  For filers with the SEC, this new standard is effective for annual and interim periods beginning after December 19, 2019.  Early adoption is permitted for periods beginning after December 15, 2018.  This new GAAP guidance could have a material impact on the Company’s financial statements.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

In August 2016, the FASB issued a new accounting standard update (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments), which clarifies the guidance on eight specific cash flow issues. This guidance will be effective January 1, 2018 on a full retrospective approach, with early adoption permitted. We are currently evaluating the impact this guidance will have on our statement of cash flows.

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – NOTES RECEIVABLE AND INTEREST RECEIVABLE

Notes receivable represent the principal amounts of outstanding loans the Company has made to CDFIs.  Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2016, both notes receivable and interest receivable were zero, as the Company did not have any CDFI loans outstanding at that time.  During the period ended December 31, 2016, the Company extended one loan of $75,000 to a CDFI.  That loan was repaid prior to the December 31, 2016.  Also, during the period ended December 31, 2016, the Company collected $600 of interest related to its CDFI loan.  This amount constitutes the Company’s revenues for the period ended December 31, 2016.

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable
Notes payable represent the principal amounts of outstanding borrowings from individuals.  Interest payable represents the outstanding interest the Company owes to its individual lenders.  As of December 31, 2016, current notes payable totaled $95,000, of which $40,000 is due to related parties. Proceeds from these notes was deployed to CDFI investments subsequent to year end as outlined in Notes 3 and 10, and became subject to 30-month maturity term that comes due in 2019.  However, these loans provide the holder an option to call 10% of the original note balance each quarter.  Accordingly, 40% of loans which equates to $22,000 in notes payable and $16,000 in notes payable - related party have been classified as current.  As of December 31, 2016, accrued but unpaid interest totaled $175; this amount is due in the short term.

All lender notes begin to accrue interest on the last business day of the month following the investor’s completion of the registration process (unless the investor completes the process within the last six business days of a calendar month, in which case such accrual will begin on the last business day of the following month).  The deployed lender loans then become due generally 30 months after.  Interest accrues on the loans beginning on the date they are deployed to CDFI loans.  Individual lenders may elect to receive the interest due to them on a monthly basis.  If they don't make this election, their total accrued interest will be due when their loans become due, and accrued interest will be compounded annually.  The Company has the right to prepay individual loans at any time, without advance notice, and without prepayment penalty.  There is no penalty if the Company repays the individual loans after their due dates, but interest will continue to accrue until the loans have been repaid.   Prior to repayment of the loans, individual lenders may withdraw up to 10% of the total principal and interest due to them, per quarter, but only if such funds are available from payments made to the Company by its CDFI borrowers.

SAFEs
During the year ended December 31, 2016, the Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for $190,000 cash financing.  The Discount Rate varies from 80% to 100%, and the Valuation Cap varies from $4,000,000 to $6,000,000 among these SAFEs.  As of December 31, 2016, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE funds to preferred stock.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities represent expenses incurred, but not yet invoiced or paid.  As of December 31, 2016, such accrued liabilities totaled approximately $46,000.  This amount consists primarily of deferred fees for legal services rendered.  The deferred amounts will be paid by the Company, in the future, upon certain conditions, as agreed upon by the Company and the service providers.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the period ended December 31, 2016:

Current tax provision
Federal	$-
State	25
Total	25

Deferred tax provision (benefit)
Federal	$19,000
State	3,000
Valuation allowance	(22,000)
Total	-
Total provision for income taxes	$25

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2016:

Deferred tax asset attributable to:
Net operating loss carryover	$4,000
Accrued expenses	18,000
Valuation allowance	(22,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through December 31, 2016, we had available approximately $10,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016.  The Company currently is not under examination by any tax authority.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of December 31, 2016, $40,000 of the individual notes payable are due to Company’s two cofounders and a close relative of one of the cofounders.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001.  Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two cofounders.  As of December 31, 2016, 6,000,000 shares of Common Stock are issued and outstanding, all of which are held by the Company two cofounders who remain active in the daily operations of the Company.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company issued several additional SAFEs in exchange for $330,000 of cash financing.  Thus, the total amount of cash financing from SAFE investors totals $520,000 through the date of these financial statements.

The new SAFEs have terms very similar to the ones issued prior to December 31, 2016 as disclosed in Notes 2 and 6 with one SAFE for $25,000 including a valuation cap of $8,000,000.

CNote Group, Inc.
Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

On January 3, 2017, CNote entered into a Master Promissory Note with NYBDC Local Development Corporation d/b/a Excelsior Growth Fund. This Master Promissory Note uses a model CNote intends to replicate, in which CDFI borrowers will be able to make repeat requests for capital. At this time, we have made four loans to Excelsior under this instrument, with a total principal amount of approximately $551,000, an interest rate of 3% per annum, and a 30-month term.  Of these loans, $100,000 was withdrawn upon request for to refund an investor. The interest rate is renegotiable upon the earlier of the six-month anniversary of the notes or an increase to the Federal Discount Rate.  CNote has the option to withdraw 10% of the amount owed each fiscal quarter.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 26, 2017, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material impact on these financial statements.

****************

CNote Notes

MAXIMUM OFFERING: $50,000,000

_____________________

OFFERING CIRCULAR
______________________

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth on the cover. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

August 29, 2017